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Exhibit 99.8

VisiTrade Network Now Trading McCormick, Marsh & McLennan, 3M, MIV Therapeutics September 22, 2004

(FinancialWire) VisiTrade", a unique mechanism to enable individual and institutional traders alike to buy or sell any sized blocs of stock anytime, 24 hours a day, for a single transaction fee, regardless of volume or price, has debuted at http://www.visitrade.net.

Equities traded through VisiTrade, Ltd. include those of most of Wall Street's most liquid companies, including McCormick & Co. (NYSE: MKC), Marsh & McLennan (NYSE: MMC), 3M (NYSE: MMM) and MIV Therapeutics (OTCBB: MIVT).

The VisiTrade" platform is provided by Great Eastern Securities, Inc. (http://www.getrader.com), of Syosset, NY, now nearing its 50th year in the brokerage business. Great Eastern has a direct logon link to VisiTrade" on its site as well.

VisiTrade's" slogan is "Leaving Wall Street Behind," as the blocs sold or bought are intended to be free of price manipulation by anyone. A seller will set his or her own price, and await a buyer, and vice versa. It's meant to be a Manipulation-Free zone.

Companies can arrange their own listings, meaning that the platform could be very attractive for public companies that believe their shares are subject to manipulation through the traditional listings. Listing information is available on the website.

Companies can promote their trading area within their own websites, allowing their investors and shareholders to be directed to the broker for direct trading.

The trading platform is an internet based product, and does not charge an access fee to investors; nor do investors have to download any special software.

Clients will be able to access the trading boards through the online trading system; VisiTrade" will have a separate trading button. After entering the trading system investors have the opportunity to proceed to a companies trading area.

Once in the area, traders will be able to look at both buy and sell orders.

"Great Eastern Securities is a independent online broker that has taken the next step in online trading. Through the partnership with VisiTrade investors will be able to place orders 24/7 365 days a year, thus providing investors with an open, transparent and fully accessible market place, said Larry Bolton, CEO of VisiTrade Ltd.

"We are very pleased to be able to partner with VisiTrade" in this unique online trading environment," said Jeff Ramson, CEO of Great Eastern Securities. "VisiTrade" could very well be the future of trading, where any company can provide its investors and shareholders with the ability to directly place orders or make bids without concerns for spreads, bid and ask, or even market-maker interference. It is especially convenient, practical and inexpensive for individuals wanting to buy or sell large blocs of stock."

With the Internet trader account investors will be able to trade through the VisiTrade trading system for a flat $12.95 per transaction, whether for one share or a million shares.

Investrend Information (http://www.investrendinformation.com), a wholly owned division of Investrend Communications, Inc., is the majority partner in VisiTrade Ltd., and provides direct trading buttons on its suite of websites for each of the nearly 1,000 companies that have participated in Investrend's financial intelligence and shareholder empowerment platforms to date.




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The VisiTrade" logo on the InvestorPower pages for each of those companies may be accessed at http://www.investrend.com/company/list.asp?sPathParam=yes

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